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Washington, DC 20549

Attn:	Anuja A. Majmudar

Karina Dorin

Re:	Advanced Micro Devices, Inc.

Form 10-K for the fiscal year December 31, 2022

Response dated August 31, 2023

File No. 001-07882

To the addressee set forth above:

On behalf of our client, Advanced Micro Devices, Inc. (the “Company”), this letter confirms the Company’s request for an extension of time to respond to the comment letter dated September 8, 2023 from the Staff of the Division of Corporation Finance. The Company requires additional time to prepare its response and currently expects to respond no later than October 6, 2023.

Please contact me at (650) 463-3060 if you have any questions regarding this matter.

Sincerely,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

Cc:	Jean Hu, Advanced Micro Devices, Inc.

Linda Lam, Advanced Micro Devices, Inc.